Exhibit 99.3

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 11 November 2003 that on 7 November 2003 the following Director purchased Ordinary Shares in the Company at a price of 114.75 pence per share under the Cable & Wireless Share Purchase Plan: -

Rob Rowley – 97 Ordinary Shares